Exhibit 99.1

Caesarstone Reports Third Quarter 2024 Financial Results

- Maintaining Operational Discipline and Strategic Focus Amid Significant Market Headwinds -

- Revenue of $107.6 Million -

- Net Cash Position Improves to $108.9 Million, Reinforcing Strong Balance Sheet -

- Reaffirms Full Year Outlook to Deliver Positive Operating Cash Flow and Moderates Adjusted EBITDA Expectations -

MP MENASHE, Israel – November 13, 2024 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its third quarter ended September 30, 2024.

Yos Shiran, Caesarstone’s Chief Executive Officer commented, “Our third quarter results reflect revenue pressure across all our regional markets, putting weight on our business. The entire Caesarstone team’s unwavering commitment to our success remains evident with our transformation initiatives and optimized manufacturing footprint helping to drive a higher gross margin year-over-year. Our team is making progress in a difficult environment and maintaining tight control of operating expenses. That operational discipline and working capital management generated positive cash flow this quarter, keeping us on track for another full year of positive operating cash flow. With meaningful savings realized from our ongoing restructuring actions, we continue to make targeted investments in innovative products, brand development and marketing programs to help stimulate demand. We are confident in the direction of the Company and will continue to take decisive actions to restore profitable growth.”

Third Quarter 2024 Results

Revenue in the third quarter of 2024 was $107.6 million, compared to $142.4 million in the prior year quarter. On a constant currency basis, third quarter revenue was down 24.8% year-over-year primarily due to lower volumes. Volumes were primarily impacted by global economic headwinds, particularly in renovation and remodeling channels, across the Company’s main regions resulting in lower demand accompanied by greater competitive pressures.

Gross margin in the third quarter of 2024 improved to 19.9% compared to 19.1% in the prior year quarter. Adjusted gross margin in the third quarter was 19.8%, stable with the prior year quarter. Gross margin was stable on lower revenues mainly due to the benefits of an improved production footprint, partially offset by unfavorable product mix and increased shipping and material costs.

Operating expenses in the third quarter of 2024 were $25.4 million, or 23.6% of revenue, compared to $29.2 million, or 20.5% of revenue in the prior year quarter. The higher percentage is primarily due to lower revenues. Restructuring expenses during the quarter included a capital gain of $6.9 million from the sale of undeveloped land at the Company’s Richmond Hill Facility. Excluding legal settlements and loss contingencies and restructuring expenses, operating expenses were 28.1% of revenue, compared to 23.7% in the prior year quarter.

Operating loss in the third quarter of 2024 was $4.1 million compared to $2.0 million in the prior year quarter, with the difference primarily reflecting lower gross profit.

Adjusted EBITDA in the third quarter of 2024, which excludes expenses for non-cash share-based compensation, legal settlements and loss contingencies, and other non-recurring items, was a loss of $4.1 million, compared to a gain of $1.9 million in the prior year quarter.

Finance income in the third quarter of 2024 was $0.3 million compared to $1.3 million in the prior year quarter. The difference primarily reflects foreign currency exchange rate fluctuations.

Net loss attributable to controlling interest for the third quarter of 2024 was $4.2 million compared to net loss of $0.9 million in the prior year quarter. Net loss per share for the third quarter was $0.12 compared to net loss per share of $0.03 in the prior year quarter. Adjusted diluted net loss per share for the third quarter was $0.24 on 34.8 million shares, compared to Adjusted diluted net loss per share of $0.20 in the prior year quarter on 34.6 million shares.

Balance Sheet & Liquidity

On June 26, 2024, Caesarstone entered into an agreement for the sale of 69 acres of undeveloped land associated with its Richmond Hill Facility located in Bryan County for approximately $10.0 million. The transaction closed in the third quarter of 2024. The Company continues to look for avenues to monetize the remainder of the property, consisting of 51 acres of developed land and associated structures.

During the third quarter of 2024, the Company generated positive cash flow from operations of $16.3 million, mainly attributable to the land sale and working capital improvements, compared to operating cash flow of $28.2 million in the third quarter of 2023. As of September 30, 2024, the Company’s balance sheet included cash, cash equivalents and short-term bank deposits of $114.1 million and total debt to financial institutions of $5.2 million. The Company’s net cash position as of September 30, 2024, was $108.9 million compared to $83.5 million as of December 31, 2023.

US Legal Proceedings Update

The Company is one of several defendants named in 79 pending lawsuits in the United States alleging injury associated with exposure of fabricators and their employees to respirable crystalline silica dust. On August 8, 2024, the Company filed a Form 6-K in connection with a single claim in the U.S. following a jury decision against the Company. Adequate provisions and insurance receivables related to this decision were recorded by the Company during the third quarter. While this single decision will not have a material adverse effect on the Company, the Company cannot provide assurance as to the outcome of other pending litigation or that such litigation will not have a material adverse impact on its business, financial position, results of operations or cash flows.

Outlook

The Company reaffirms its expectation to deliver positive operating cash flow for the full year 2024, with cash generated in the first nine months more than offsetting a modest decline in the fourth quarter. The Company reiterates its expectation to realize restructuring-related cost savings of approximately $20.0 million in full year 2024 and $35.0 million thereafter compared to full year 2023. Given persistent macroeconomic pressures across the Company’s global footprint and increased shipping and material costs in the second half of 2024, Caesarstone now expects its full year Adjusted EBITDA loss to be in the range of $10 to $11 million.

Webcast and Conference Call Details

The Company will host a webcast and conference call today, November 13, 2024, at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast can be accessed through the Investor Relations section of the Company’s website at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally, by dialing 1-833-816-1463 and 1-412-542-4167, respectively. The toll-free Israeli number is 1 80 921 3284. Upon dialing in, please request to join the Caesarstone Third Quarter 2024 Earnings Conference Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 10192828. The replay will be available beginning at 12:30 p.m. ET on Wednesday, November 13, 2024 and will last through 11:59 p.m. ET on Wednesday, November 20, 2024.

About Caesarstone
Caesarstone is a global leader of premium surfaces, specializing in countertops that create dynamic spaces of inspiration in the heart of the home. Established in 1987, its multi-material portfolio of over 100 colors combines the company’s innovative technology with its powerful design passion. Spearheading high-quality, sustainable surfaces, Caesarstone delivers functional resilience with timeless beauty, for a vast range of applications, including kitchen countertops, bathroom vanities, and more, for indoor and outdoor spaces.

Since it pioneered quartz countertops over thirty years ago, the brand has expanded into porcelain and natural stone and is on the ground in more than 50 countries worldwide while enhancing customer experience through the expansion of groundbreaking digital platforms & services. More information on Caesarstone: caesarstoneus.com, Facebook, LinkedIn  and Instagram

The Company has filed its annual report on Form 20-F for the year ended December 31, 2023 with the U.S. securities and exchange commission (“SEC”) and can be accessed on its website.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to Adjusted gross profit, GAAP net income (loss) to Adjusted net income (loss) and net income (loss) to Adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include statements regarding the Company’s goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business. Actual results may differ materially from those projections and estimates due to various risks and uncertainties, both known or unknown. These factors include, but are not limited to: the effects of global and regional economy and geo-politics on the Company’s business and operations including the length, duration and impact of the war in Israel, the Houthi’s disruption to the movement of goods in the Red Sea and trade disruptions such as Turkey’s decision not to trade with Israel; the outcome of silicosis and other bodily injury claims, and the availability relevant insurance; regulatory changes and requirements relating to the manufacturing and fabrication of our products; the outcome of our restructuring efforts, of the closure of the Sdot Yam and Richmond Hill Facilities, the estimated closure costs and the estimated potential savings relating to said closures, the ability to sell or sublease all or part of these facilities; our ability to effectively collaborate with production business partners; our R&D and product introduction efforts, managing constraints in the global supply chain and effectively procuring raw materials and goods as well as fluctuations in their price; our ability to protect our brand, technology and intellectual property, as well as our freedom to operate; competitive pressures; disruptions to our information technology systems, fluctuations in currency exchange rates against the U.S. dollar; our ability to successfully integrate our acquisitions; our ability to meet ESG goals and targets; and other risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2024, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:

ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 200-8870

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	September 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$114,077	$91,123
Trade receivables, net	57,825	66,888
Other accounts receivable and prepaid expenses (*)	79,828	25,489
Inventories	111,487	136,446

Total current assets	363,217	319,946

LONG-TERM ASSETS:

Severance pay fund	1,632	1,994
Deferred tax assets, net	3,538	3,061
Long-term deposits and prepaid expenses	5,258	4,961
Operating lease right-of-use assets	119,349	120,156
Property, plant and equipment, net (*)	78,091	123,480
Intangible assets, net	4,268	6,257

Total long-term assets	212,136	259,909

Total assets	$575,353	$579,855

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$5,025	$5,118
Trade payables	45,452	42,848
Related parties	225	257
Short term legal settlements and loss contingencies	34,545	16,106
Accrued expenses and other liabilities	57,346	56,894

Total current liabilities	142,593	121,223

LONG-TERM LIABILITIES:

Long-term bank and other loans	635	2,549
Legal settlements and loss contingencies long-term and other liabilities	10,831	11,814
Deferred tax liabilities, net	2,810	3,006
Long-term lease liabilities	110,132	114,146
Accrued severance pay	3,039	3,065
Long-term warranty provision	965	1,204

Total long-term liabilities	128,412	135,784

REDEEMABLE NON-CONTROLLING INTEREST	3,751	7,789

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	166,066	164,456
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive income (loss), net	(5,986)	(8,402)
Retained earnings	185,163	203,651

Total equity	300,597	315,059

Total liabilities and equity	$575,353	$579,855

(*) In Q2'24 we reclassified $ 41.3M from fixed assets to held for sale assets in accordance with ASC360.

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income (loss)

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

Revenues	$107,634	$142,394	$345,358	$436,706
Cost of revenues	86,268	115,205	267,671	368,047

Gross profit	21,366	27,189	77,687	68,659

Operating expenses:
Research and development	1,192	1,242	3,504	3,837
Sales and Marketing	21,126	20,398	66,048	62,458
General and administrative	7,891	12,144	28,208	39,322
Restructuring and Impairment expenses (income) related to long lived assets (*)	(6,846)	(3,349)	(6,756)	20,224
Legal settlements and loss contingencies, net	2,077	(1,259)	5,613	(2,346)

Total operating expenses	25,440	29,176	96,617	123,495

Operating loss	(4,074)	(1,987)	(18,930)	(54,836)
Finance income, net	(297)	(1,292)	(2,851)	(4,816)

Loss before taxes	(3,777)	(695)	(16,079)	(50,020)
Tax expenses, net	451	83	2,442	7,332

Net loss	$(4,228)	$(778)	$(18,521)	$(57,352)

Net loss (income) attributable to non-controlling interest	6	(109)	33	217

Net loss attributable to controlling interest	$(4,222)	$(887)	$(18,488)	$(57,135)
Basic net loss per ordinary share (**)	$(0.12)	$(0.03)	$(0.54)	$(1.67)
Diluted net loss per ordinary share (**)	$(0.12)	$(0.03)	$(0.54)	$(1.67)
Weighted average number of ordinary shares used in computing basic loss per ordinary share	34,539,160	34,522,015	34,536,601	34,515,291
Weighted average number of ordinary shares used in computing diluted loss per ordinary share	34,539,160	34,522,015	34,536,601	34,515,291

(*) Including long-lived assets impairment and restructuring expenses related to plants closure. Q3'24 mainly includes capital gain related to sale of undeveloped land in the Richmond Hill plant.
(**) The numerator for the calculation of net loss per share for the three and nine months ended September 30, 2023, has been decreased by approximately $0.1 and $0.4 million, respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Nine months ended September 30,
U.S. dollars in thousands	2024	2023
	(Unaudited)	(Unaudited)
Cash flows from operating activities:

Net loss	$(18,521)	$(57,352)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	12,923	22,711
Share-based compensation expense	1,610	556
Accrued severance pay, net	334	(290)
Changes in deferred tax, net	(545)	2,878
Capital loss	44	83
Legal settlemnets and loss contingencies, net	5,613	(2,346)
Decrease in trade receivables	9,037	2,725
Decrease in other accounts receivable and prepaid expenses	2,504	8,359
Decrease in inventories	25,975	91,329
Increase (decrease) in trade payables	1,487	(25,775)
Decrease in warranty provision	(431)	(72)
Changes in right of use assets	1,312	(1,206)
Changes in lease liabilities	(3,611)	(8,134)
Increase (decrease) in accrued expenses and other liabilities including related parties	4,010	(354)
Restructuring expenses (income) and Impairment related to long lived assets	(6,756)	20,224
Net cash provided by operating activities	34,985	53,336

Cash flows from investing activities:

Net cash paid for acquisitions	(2,055)	(511)
Purchase of property, plant and equipment	(8,243)	(8,718)
Proceeds from sale of property, plant and equipment	65	16
Maturity of marketable securities	-	6,103
Increase in long term deposits	(226)	(108)

Net used in investing activities	(10,459)	(3,218)

Cash flows from financing activities:

Changes in short-term bank credits and long-term loans, including related parties	(1,973)	(24,063)

Net cash used in financing activities	(1,973)	(24,063)

Effect of exchange rate differences on cash and cash equivalents	401	(50)

Increase (decrease) in cash and cash equivalents and short-term bank deposits	22,954	26,005
Cash and cash equivalents and short-term bank deposits at beginning of the period	91,123	52,081

Cash and cash equivalents and short-term bank deposits at end of the period	$114,077	$78,086

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(311)	(104)

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$21,366	$27,189	$77,687	$68,659
Share-based compensation expense (a)	42	16	78	153
Amortization of assets related to acquisitions	70	71	212	215
Residual operating expenses (income) related to closed plants after closing	(36)	1,011	576	2,795
Other non recuring items	(152)	(152)	41	(152)
Adjusted Gross profit (Non-GAAP)	$21,290	$28,135	$78,594	$71,670

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(4,228)	$(778)	$(18,521)	$(57,352)
Finance income, net	(297)	(1,292)	(2,851)	(4,816)
Taxes on income	451	83	2,442	7,332
Depreciation and amortization	4,437	7,472	13,379	22,711
Legal settlements and loss contingencies, net (a)	2,077	(1,259)	5,613	(2,346)
Contingent consideration adjustment related to acquisition	28	75	(53)	240
Share-based compensation expense (b)	525	61	1,610	556
Restructuring expenses (income) and Impairment related to long lived assets (c)	(6,911)	(3,349)	(6,821)	20,224
Residual operating expenses (income) related to closed plants after closing	(36)	1,011	1,606	2,795
Other non recuring items	(152)	(152)	41	(152)
Adjusted EBITDA (Non-GAAP)	$(4,106)	$1,872	$(3,555)	$(10,808)

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Including long-lived assets impairment and restructuring expenses related to plants closure. Q3'24 also includes capital gain related to sale of undeveloped land in the Richmond Hill plant.

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Reconciliation of net loss attributable to controlling interest to adjusted net loss attributable to controlling interest:
Net loss attributable to controlling interest	$(4,222)	$(887)	$(18,488)	$(57,135)
Legal settlements and loss contingencies, net (a)	2,077	(1,259)	5,613	(2,346)
Contingent consideration adjustment related to acquisition	28	75	(53)	240
Amortization of assets related to acquisitions, net of tax	534	582	1,603	1,608
Share-based compensation expense (b)	525	61	1,610	556
Acquisition and integration related expenses	-	-	-	-
Non cash revaluation of lease liabilities (c)	344	(2,092)	(3,016)	(5,094)
Restructuring expenses (income) and Impairment related to long lived assets (d)	(6,911)	(3,349)	(6,821)	20,224.00
Residual operating expenses (income) related to closed plants after closing	(36)	1,011	1,606	2,795
Other non recuring items	(152)	(152)	41	(152)
Total adjustments	(3,591)	(5,123)	583	17,831
Less tax on non-tax adjustments (e)	587	760	(88)	(2,614)
Total adjustments after tax	(4,178)	(5,883)	671	20,445

Adjusted net loss attributable to controlling interest (Non-GAAP)	$(8,400)	$(6,770)	$(17,817)	$(36,690)
Adjusted loss per share (f)	$(0.24)	$(0.20)	$(0.51)	$(1.06)

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accordance with FASB ASC 842.
(d)	Including long-lived assets impairment and restructuring expenses related to plants closure. Q3'24 also includes capital gain related to sale of undeveloped land in the Richmond Hill plant.
(e)	Tax adjustments for the three and nine months ended September 30, 2024 and 2023, based on the effective tax rates.
(f)	In calculating adjusted (Non-GAAP) loss per share, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2024	2023	2024	2023
	(Unaudited)		(Unaudited)	(Audited)	YoY % change	YoY % change CCB

USA	$52,388	$65,880	$173,206	$211,361	-20.5%	-20.5%	-18.1%	-18.1%
Canada	14,207	18,956	47,643	57,712	-25.1%	-23.8%	-17.4%	-16.6%
Latin America	239	1,650	1,148	2,468	-85.5%	-85.5%	-53.5%	-53.5%
America's	66,834	86,486	221,997	271,541	-22.7%	-22.9%	-18.2%	-18.1%

Australia	17,443	27,326	58,518	79,539	-36.2%	-37.7%	-26.4%	-25.7%
Asia	6,435	6,747	16,260	20,069	-4.6%	6.1%	-19.0%	-19.2%
APAC	23,878	34,073	74,778	99,608	-29.9%	-29.0%	-24.9%	-24.4%

EMEA	11,627	15,185	35,263	45,395	-23.4%	-26.0%	-22.3%	-23.3%

Israel	5,295	6,650	13,320	20,162	-20.4%	-24.5%	-33.9%	-33.1%

Total Revenues	$107,634	$142,394	$345,358	$436,706	-24.4%	-24.8%	-20.9%	-20.7%